FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of October 2018

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X   Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.          An announcement regarding a connected transaction of Huaneng Power International, Inc. (the Registrant”);
2.          An announcement regarding external guarantee by subsidiary and connected transaction of the Registrant;
3.          An announcement regarding issue of super short-term debentures by the Registrant; and
4.          A copy of third quarterly report of 2018 of the Registrant;

Each made by the Registrant on and October  24, 2018.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

CONNECTED TRANSACTION
FORMATION OF JOINT VENTURE

On 23 October 2018, Jiangsu Sub-Company of Huaneng Power International, Inc. entered into the Joint Venture Agreement with Huaneng HK and Haizhuang Renewables. Pursuant to the terms and conditions of the Joint Venture Agreement, the Company will jointly establish Rudong Wind Power with Huaneng HK and Haizhuang Renewables. The Company will subscribe for the registered capital of no more than RMB790 million by cash with its own fund; Huaneng HK will subscribe for the registered capital of RMB200 million (or its equivalent) by cash; and Haizhuang Renewables will subscribe for the registered capital of RMB10 million by injecting net assets of its wholly-owned subsidiary Shengdong Company with value of RMB10 million after valuation. Upon completion of the Transaction, the Company, Huaneng HK and Haizhuang Renewables will hold 79%, 20% and 1% of equity interests, respectively, in Rudong Wind Power. The financial results of Rudong Wind Power will be consolidated into the Company’s consolidated financial statement.

As of the date of this announcement, Huaneng Group holds a 75% direct interest and a 25% indirect interest in HIPDC, while HIPDC, being the direct controlling shareholder of the Company, holds a 32.28% interest in the Company. Huaneng Group also holds a 9.91% direct interest in the Company and holds a 3.01% indirect interest in the Company through its wholly- owned subsidiary Huaneng HK and a 0.47% indirect interest in the Company through its controlling subsidiary Huaneng Finance. Huaneng HK is a wholly-owned subsidiary of Huaneng Group. Huangneng HK is an associate of Huaneng Group. According to the Hong Kong Listing Rules, Huaneng HK is a connected person of the Company, the Transaction constitutes a connected transaction of the Company.

According to relevant percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Transaction does not constitute a notifiable transaction under Chapter 14 of the Hong Kong Listing Rules. However, the Transaction constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the scale of the Transaction exceeds 0.1% but does not exceed 5% of the applicable percentage ratios (other than the profit ratio) as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Company is only required to comply  with the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders’ approval requirements.

I.	INTRODUCTION

On 23 October 2018, Jiangsu Sub-Company of Huaneng Power International, Inc. entered into Joint Venture Agreement with Huaneng HK and Haizhuang Renewables. Pursuant to the terms and conditions of the Joint Venture Agreement, the Company will jointly establish Rudong Wind Power with Huaneng HK and Haizhuang Renewables. The Company will subscribe for the registered capital of no more than RMB790 million by cash with its own fund; Huaneng HK will subscribe for the registered capital of RMB200 million (or its equivalent) by cash; and Haizhuang Renewables will subscribe for the registered capital of RMB10 million by injecting net assets of its wholly-owned subsidiary Shengdong Company with value of RMB10 million after valuation. Upon completion of the Transaction, the Company, Huaneng HK and Haizhuang Renewables will hold 79%, 20% and 1% of equity interest in Rudong Wind Power, respectively. The financial results of Rudong Wind Power will be consolidated into the Company’s consolidated financial statement.

II.	RELATIONSHIP AMONG THE COMPANY, HUANENG HK AND HAIZHUANG RENEWABLES

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China. It is one of the largest listed power suppliers in China. As at the date of this announcement, the Company’s controlled generation capacity is 105,720 MW and the equity based generation capacity is 93,386 MW.

Huaneng HK is a wholly-owned subsidiary of Huaneng Group and is mainly engaged in import/ export, and trading in re-export of energy and related industrial equipment and technologies; sourcing and raising foreign funds, developing energy and other foreign exchange projects; providing consultancy services for technical engineering such as energy raw materials in the PRC.

Haizhuang Renewables was established in the PRC with limited liability, and is principally engaged in contracting; investment management; asset management; development, transfer, consultation and promotion of technology. To the best of the Directors’ knowledge, information and belief, Haizhong Renewables and its ultimate beneficial owner are third parties independent of, and not connected with the Company and its connected persons.

As of the date of this announcement, Huaneng Group holds a 75% direct interest and a 25% indirect interest in HIPDC, while HIPDC, being the direct controlling shareholder of the Company, holds a 32.28% interest in the Company. Huaneng Group also holds a 9.91% direct interest in the Company and holds a 3.01% indirect interest in the Company through its wholly-

owned subsidiary Huaneng HK and a 0.47% indirect interest in the Company through its controlling subsidiary Huaneng Finance. Huaneng HK is a wholly-owned subsidiary of Huaneng Group. Huangneng HK is an associate of Huaneng Group. According to the Hong Kong Listing Rules, Huaneng HK is a connected person of the Company, the Transaction constitutes a connected transaction of the Company.

As of the date of this announcement, the connected relationship between the Company and Huaneng HK is illustrated as follows:

*
Huaneng Group, through its wholly-owned subsidiary i.e. Huaneng HK, indirectly holds 100% of Pro-Power Investment Limited while Pro-Power Investment Limited holds a 25% interest in HIPDC. Therefore, Huaneng Group holds a 25% indirect interest in HIPDC.

**
Huaneng Group holds a 9.91% direct interest in the Company. It also holds a 3.01% interest in the Company through Huangneng HK (a wholly-owned subsidiary of Huaneng Group) and a 0.47% indirect interest in the Company through Huaneng Finance (a controlling subsidiary of Huaneng Group).

III.	BASIC INFORMATION OF THE CONNECTED TRANSACTION

The principal terms of the Joint Venture Agreement are set out as follows:

1.	Date

23 October 2018

2.	Parties

(1)	The Company

(2)	Huaneng HK

(3)	Haizhuang Renewables

3.	Payment of the capital contribution

The registered capital of Rudong Wind Power shall be RMB1 billion.

The proportion of capital contribution is: the Company 79%, Huaneng HK 20% and Haizhuang Renewables 1%.

The amount and method of capital contribution is: the Company will contribute RMB790 million by cash; Huaneng HK will contribute RMB200 million (or its equivalent) by cash, and Haizhuang Renewables will contribute RMB10 million by injecting net assets of its wholly-owned subsidiary Shengdong Company with value of RMB10 million after valuation.

The payment deadline of registered capital shall refer to the articles of association of Rudong Wind Power. The first capital contribution by the Company shall be made within 30 business days after the date of registration of Rudong Wind Power.

4.	Corporate governance

Rudong Wind Power will establish a board of directors which will consist of five directors, of which three directors shall be appointed by Huaneng International, one director and one employee representative shall be appointed by Huaneng HK. The board of directors will have one chairman who shall be a director appointed by Huaneng International. Rudong Wind Power shall have one supervisor who will be appointed.

5.	Effectiveness

The Joint Venture Agreement shall become effective upon being duly signed and sealed by the legal representatives or authorized representatives from parties.

IV.	BASIC INFORMATION OF THE TARGET

In this Transaction, the Company proposes to jointly establish Rudong Wind Power with Huaneng HK and Haizhuang Renewables as the project company to construct and operate Jiangsu Rudong H3 offshore wind power project (400MW). Jiangsu Rudong H3 offshore wind power project is located at Rudong county of Nantong City in the Jiangsu Province, of which, the distance from the coast is approximately 39 kilometers; the water depth ranges from 3 meters to 20 meters covering an area of 90 square kilometers. Currently, Shengdong Company, the project owner company, has completed the work of bidding on wind turbine facilities. The selected facilities consist of 80 offshore high-speed permanent magnet direct-drive wind power turbines with capacity of 5 MW, of which, 55 turbines have a rotor diameter of 151 meters and a hub height of 97 meters; 25 turbines with a rotor diameter of 171 meters and a hub height of 105 meters. Pursuant to site conditions, the project consists of two areas, namely A area (shallow waters) and B area (deep waters), of which, 26 wind turbines with monopole oundation located at A area and 54 wind turbines with high-pile cap foundation located at B area. The project proposed to construct one 220-kV offshore substation and one 220-kV onshore control center. The marine environmental assessment and the pre-audit of sea usage of the project have been approved by the Jiangsu Provincial Oceanic Administration.

V.	PRICING OF THE TRANSACTION

The Company will subscribe for the registered capital of no more than RMB790 million by cash with its own fund; Huaneng HK will subscribe for the registered capital of RMB200 million (or its equivalent) by cash; and Haizhuang Renewables will subscribe for the registered capital of RMB10 million by injecting net assets of its wholly-owned subsidiary Shengdong Company with value of RMB10 million after valuation. Upon completion of the Transaction, the Company, Huaneng HK and Haizhuang Renewables will hold 79%, 20% and 1% of equity interests, respectively, in Rudong Wind Power.

VI.	PURPOSE OF THE TRANSACTION AND THE EFFECT ON THE COMPANY

The establishment of Rudong Wind Power can help increase the portion of clean renewable energy installed capacity of the Company, further optimize the Company’s installed capacity structure and make a positive contribution to adjusting power source structure of the Company. It is expected to achieve stable profit in the future. The Transaction has no material impact on the Company’s financial position, does not prejudice the interests of the Company and its shareholders.

VII.	IMPLICATIONS UNDER THE HONG KONG LISTING RULES

According to the relevant percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Transaction does not constitute a notifiable transaction under Chapter 14 of the Hong Kong Listing Rules. However, the Transaction constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the scale of the Transaction exceeds 0.1% but does not exceed 5% of the applicable percentage ratios (other than the profit ratio) as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Company is only required to comply with the reporting and announcement requirement under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders’ approval requirements.

VIII.	PROCEDURAL MATTER RELATING TO THE TRANSACTION

On 23 October 2018, the Fifteenth Meeting of the Ninth Session of the Board of Directors of the Company has considered and approved the resolution regarding the Transaction. According to the SSE Listing Rules, Cao Peixi, Huang Jian and Wang Yongxiang, all being Directors of the Company having related relationship, abstained from voting on the resolution relating to the Transaction.

The Directors (including the independent non-executive Directors) are of the view that the Transaction was entered into: (i) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); (ii) on terms that are fair and reasonable and are in the interests of the Company and its shareholders as a whole and (iii) in the ordinary and usual course of business of the Company.

IX.	DEFINITIONS

“associate(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules

“Company” or “Huaneng International”	Huaneng Power International, Inc.

“Director(s)”	the director(s) of the Company (including independent non- executive director(s))

“Haizhuang Renewables”	CSIC Haizhuang (Beijing) Renewables Energy Investment Co., Ltd

“HIPDC”	Huaneng International Power Development Corporation

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Huaneng Finance”	China Huaneng Finance Corporate Limited;

“Huaneng Group”	China Huaneng Group Co., Ltd.

“Huaneng HK”	China Hua Neng Group Hong Kong Limited

“Joint Venture Agreement”
the joint venture and co-operation agreement regarding Huaneng Shengdong Rudong Offshore Wind Power Co., Ltd. entered into between Jiangsu Sub-Company of Huaneng Power International, Inc., Huaneng HK and Haizhuang Renewables on 23 October 2018

“PRC” or “China”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Rudong Wind Power”
Huaneng Shengdong Rudong Offshore Wind Power Co., Ltd (tentative named, subject to the final approval of industrial and commercial registration authorities) which is proposed to be established jointly by the Company, Huaneng HK and Haizhuang Renewables

“Shengdong Company”	Shengdong Rudong Offshore Wind Power Co., Ltd

“SSE Listing Rules”	Rules Governing the Listing of Securities on Shanghai Stock Exchange

“Transaction”
the establishment of Rudong Wind Power jointly between the Company, Huaneng HK and Haizhuang Renewables in accordance with the terms and conditions of the Joint Venture Agreement, pursuant to which the Company will subscribe for 79% of the registered capital of Rudong Wing Power in the sum of no more than RMB790 million, Huaneng HK will subscribe for the 20% of the registered capital of Rudong Wing Power in the sum of RMB200 million (or its equivalent) and Haizhuang Renewables will subscribe for 1% of the registered capital of Rudong Wind Power which will be settled by injecting net assets of its wholly-owned subsidiary Shengdong Company with value of RMB10 million after valuation

By order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As of the date of the announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC 24
October 2018

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

EXTERNAL GUARANTEE BY SUBSIDIARY AND CONNECTED TRANSACTION

On 28 September 2018, Huaneng Group entered into a Guarantee Contract with ICBC. Huaneng Group agreed to provide guarantee for the working capital loan of Pakistan Company in amount of US$100 million. Pakistan Company is a subsidiary of Shandong Company which in turn is a controlled subsidiary of the Company. Upon consideration and approval of the Guarantee at the general meeting of the Company, Shandong Company shall sign the Confirmation Letter, confirming that it will undertake the obligations of Huaneng Group under the Guarantee Contract from the issuance date thereof. According to the terms of the Confirmation Letter, the guaranteed debt undertaken by Shandong Company only includes the guaranteed debt demanded for repayment by the loan lender upon and after the Confirmation Letter is issued. The guaranteed debt demanded for repayment by the loan lender prior to the date of the Confirmation Letter shall still be borne by Huaneng Group.

The guarantee provided by Huaneng Group to a subsidiary of the Company is entered into on normal commercial terms, and does not involve any pledge of the Company’s assets. Under Rule 14A.90 of the Hong Kong Listing Rules, the guarantee provided by Huaneng Group to a subsidiary of the Company shall be exempt from reporting, announcement and independent shareholders’ approval requirements.

The Guarantee involves a subsidiary of the Company undertaking the guarantee provided by Huaneng Group for Pakistan Company. As Huaneng Group is a connected person of the Company, the Guarantee constitutes a connected transaction under the Hong Kong Listing Rules. Since the transaction scale of the Guarantee does not exceed 5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, the Guarantee shall only be subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules, but is exempt from the independent shareholders’ approval requirement.

According to the Shanghai Listing Rules, the Guarantee has to be submitted to the general meeting of the Company for consideration and approval. Huaneng Group and its associates will abstain from voting on the relevant resolution at the general meeting. The Company shall hold a general meeting as soon as possible and submit the aforesaid resolution for consideration and approval.

RELATIONSHIP BETWEEN THE COMPANY, HUANENG GROUP, SHANDONG COMPANY AND PAKISTAN COMPANY

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China. As at the date of publication of this announcement, the controlled generation capacity is 105,720 MW and the equity based generation capacity is 93,386 MW.

Huaneng Group is principally engaged in organising the development, investment, construction, production, operation, transportation and sales of electricity (coal, gas, hydro, wind, solar, nuclear, biomass, etc.), heat, cold, and steam; organising the development, investment, operation, transportation and sale of coal and coalbed methane, shale gas and water resources; product development in information, transportation, energy conservation and environmental protection, distribution of electricity, coal chemical and integrated smart energy and other related industries; research and development, technical consulting services, technology transfer, engineering construction, operation, maintenance, engineering supervision of electricity and related industrial technology and the supervision, maintenance and sales of complete sets of equipment within the scope of business; domestic and international logistics trade, bidding agents, contracting for external projects; related asset management and property management within the scope of business; domestic and overseas investment business within the scope of business.

As at the date of publication of this announcement, Huaneng Group holds a 75% direct equity interest and a 25% indirect equity interest in HIPDC, whilst HIPDC, being the direct controlling shareholder of the Company, holds a 32.28% equity interest in the Company. Huaneng Group also holds a 9.91% direct equity interest in the Company, a 3.01% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), and a 0.47% indirect equity interest in the Company through China Huaneng Finance Corporation Limited (a controlled subsidiary of Huaneng Group).

Shandong Company is a controlled subsidiary of the Company.

Pakistan Company is funded and established jointly by Shandong Company and Shandong Ruyi Technology Group in May 2014. Shandong Company holds a 50% equity interest in Pakistan Company. The registered address of Pakistan Company is in Lajar, Pakistan, and the scope of operation is production and sales of electricity, gas and related by-products. As at 31 December 2017, total assets in the financial statements of Pakistan Company amounted to RMB12.635 billion, total liabilities amounted to RMB10.315 billion (among which, total bank borrowings were RMB9.631 billion and current liabilities were RMB1.984 billion), net assets amounted to RMB2.320 billion, operating income amounted to RMB1.042 billion and net profit was RMB0.129 billion. As at 30 September 2018, total assets in the financial statements of Pakistan Company amounted to RMB13.020 billion, total liabilities amounted to RMB10.485 billion (among which, total bank borrowings were RMB9.435 billion and current liabilities were RMB2.8 billion), net assets amounted to RMB2.535 billion, operating income amounted to RMB4.319 billion and net profit was RMB0.359 billion.

DESCRIPTION OF THE CONNECTED TRANSACTION

On 28 September 2018, Huaneng Group entered into a Guarantee Contract with ICBC. Huaneng Group agreed to provide guarantee for the working capital loan of Pakistan Company in the amount of US$100 million. Pakistan Company is a subsidiary of Shandong Company. Upon consideration and approval of the Guarantee at the general meeting of the Company, Shandong Company shall sign the Confirmation Letter, confirming to ICBC, Huaneng Group and Shangdong Ruyi Technology Group that it will undertake the obligations of Huaneng Group under the Guarantee Contract from the issuance date thereof.

According to the Confirmation Letter, subject to consideration and approval of the Guarantee at the general meeting of the Company, Shandong Company will undertake the obligations of Huaneng Group under the Guarantee Contract from the issuance date of the Confirmation Letter. The guaranteed debt undertaken by Shandong Company only includes the guaranteed debt demanded for repayment by the loan lender upon and after the Confirmation Letter is issued. The guaranteed debt demanded for repayment by the loan lender prior to the date of the Confirmation Letter shall still be borne by Huaneng Group.

According to the Guarantee Agreement, the Guarantee is given on a joint and several liability basis. The subject matter of the Guarantee Agreement shall be the 50% of the loan in the amount of US$200 million under the loan agreement executed between ICBC as lender and Pakistan Company on 28 September 2018. The period of guarantee is three years from the date on signing the Guarantee Agreement to the expiry of performance of the secured debt. Shandong Ruyi Technology Group, the other shareholder of Pakistan Company, has undertaken the guarantee obligation for the remaining 50% debt under the loan agreement.

PURPOSE OF THE CONNECTED TRANSACTION AND IMPACT ON THE COMPANY

Pakistan Company plans to borrow US$200 million working capital loan from ICBC for its operating and development needs for a period of one year. Each of Shandong Company and Shandong Ruyi Technology Group, according to their proportion of shareholding, shall bear the guarantee obligation for US$100 million debt. Considering that under the Shanghai Listing Rules, the guarantee provided by Shandong Company shall be subject to approval at the general meeting of the Company. Huaneng Group has agreed to provide US$100 million finance guarantee to Pakistan Company in advance. The above loan and guarantee were implemented on 30 September 2018. Upon communication between Shandong Company and ICBC, ICBC agreed in principle to change the guarantor from Huaneng

Group to Shandong Company. The Board of Directors of the Company believes that Pakistan Company will be able to repay the above loan on schedule, and the overall risk of the Guarantee on the Shandong Company is relatively small. The Guarantee will not cause any material impact on the financial position of the Company and will not prejudice the interests of the Company and its shareholders.

IMPLICATION UNDER THE HONG KONG LISTING RULES

The guarantee provided by Huaneng Group to a subsidiary of the Company is entered into on normal commercial terms, and does not involve any pledge of the Company’s assets. Under Rule 14A.90 of the Hong Kong Listing Rules, the guarantee provided by Huaneng Group to a subsidiary of the Company shall be exempt from reporting, announcement and independent shareholders’ approval requirements.

The Guarantee involves a subsidiary of the Company undertaking the guarantee provided by Huaneng Group for Pakistan Company. As Huaneng Group is a connected person of the Company, the Guarantee constitutes a connected transaction under the Hong Kong Listing Rules. Since the transaction scale of the Guarantee does not exceed 5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, the Guarantee shall only be subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules, but is exempt from the independent shareholders’ approval requirement.

According to the Shanghai Listing Rules, the Guarantee has to be submitted to the general meeting of the Company for consideration and approval. Huaneng Group and its associates will abstain from voting on the relevant resolution at the general meeting. The Company shall hold a general meeting as soon as possible and submit the aforesaid resolution for consideration and approval.

The Board of Directors of the Company has approved the resolution regarding the Shandong Company undertaking the guarantee for its subsidiary Messrs. Cao Peixi, Huang Jian and Wang Yongxiang, all being Directors of the Company having connected relationship, abstained from voting on the Board resolution relating to the transaction. The resolution was voted by Directors who are not connected to the transaction. The Directors (including independent non-executive Directors) are of the view that the Confirmation Letter in relation to the Guarantee were entered into: (i) on normal commercial terms; (ii) on terms that are fair and reasonable and are in the interests of the Company and its shareholders as a whole; and (iii) in the ordinary and usual course of business of the Company.

DEFINITIONS

“associate(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules

“Company”	Huaneng Power International, Inc.

“Confirmation Letter”
the confirmation letter to be issued to ICBC, Huaneng Group and Shandong Ruyi Technology Group by Shandong Company in respect of the Guarantee Contract upon consideration and approval of the Guarantee at the general meeting of the Company

“Director(s)”	the director(s) (including independent non-executive director(s)) of the Company

“Guarantee”
Shandong Company shall undertake to provide the guarantee as provided by Huaneng Group to Pakistan Company for the working capital loan in the amount of US$100 million, in accordance with the terms and conditions of the Guarantee Contract and the Confirmation Letter

“Guarantee Contract”
the “Guarantee Contract between China Huaneng Group and Industrial and Commercial Bank of China Limited” entered into between Huaneng Group and Industrial and Commercial Bank of China Limited on 28 September 2018

“HIPDC”	Huaneng International Power Development Corporation

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Hua Neng HK”	China Hua Neng Group Hong Kong Limited

“Huaneng Group”	China Huaneng Group Co., Ltd.

“ICBC”	Industrial and Commercial Bank of China Limited

“PRC” or “China”	the People’s Republic of China

“RMB”	the lawful currency of the PRC

“Pakistan Company”	Huaneng Shandong Ruyi (Pakistan) Energy (Private) Limited

“Shandong Company”	Huaneng Shandong Power Generation Co., Ltd.

“Shandong Ruyi Technology Group”	Shandong Ruyi Technology Group Co., Ltd.

“Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
24 October 2018

Announcement 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

OVERSEAS REGULATORY ANNOUNCEMENT

ISSUE OF SUPER SHORT-TERM DEBENTURES

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

As resolved at the 2016 annual general meeting of Huaneng Power International, Inc. (the “Company”) held on 13 June 2017, the Company has been given a mandate to issue super short-term debentures (in either one or multiple tranches on rolling basis) with a principal amount of up to RMB32 billion (which means that the outstanding principal balance of the super short-term debentures in issue shall not exceed RMB32 billion at any time within the period as prescribed therein) in the PRC within 24 months from the date on which the shareholders’ approval was obtained.

The Company has recently completed the issue of the eleventh tranche of the Company’s super short- term debentures for 2018 (the “Debentures”). The total issuing amount was RMB2.5 billion with a maturity period of 180 days whereas the unit face value is RMB100 and the interest rate is 3.20%.

Agricultural Bank of China Limited acts as the lead underwriter to form the underwriting syndicate for the Debentures, which were placed through book-building and issued in the domestic bond market among banks. The proceeds from the Debentures will be used to supplement the working capital of the headquarters of the Company, adjust debts structure and repay the debt financing instruments due.

The relevant documents in respect of the Debentures are posted on China Money and Shanghai Clearing House at websites of www.chinamoney.com.cn and www.shclearing.com, respectively.

The Debentures do not constitute any transaction under Chapter 14 and Chapter 14A of the Listing Rules.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
24 October 2018

Announcement 4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly DISCLAIM any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

THIRD QUARTERLY REPORT OF 2018

Pursuant to the regulations of the China Securities Regulatory Commission, the Company is required to publish a quarterly report for each of the first and third quarters.

All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards (“PRC GAAP”).

This announcement is made by the Company pursuant to Rule 13.09 and Rules 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

1.	IMPORTANT NOTICE

1.1
The board of directors and the supervisory committee of Huaneng Power International, Inc. (the “Company”, “Huaneng Power International”) together with the members thereof and the senior management warrant that the information contained in this report does not contain any false statements, misleading representations or material omissions. All of them jointly and severally accept responsibility as to the truthfulness, accuracy and completeness of the content of this report.

1.2	All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC GAAP.

1.3
Cao Peixi (Chairman), Huang Lixin (person in charge of accounting function) and Li Yinghui (person in charge of the Accounting Department) warrant the truthfulness, accuracy and completeness of the content of the quarterly report.

1.4
This announcement is made by the Company pursuant to Rule 13.09 and Rules 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

2	BASIC INFORMATION OF THE COMPANY

2.1	Major financial information (PRC GAAP) (unaudited)

(Amounts: In RMB Yuan)

	End of current reporting period	End of last year	Variance from end of last year
		(Restated)	(%)

Total Assets	381,909,425,470	382,351,081,599	(0.12)
Shareholders’ equity attributable to shareholders of the Company	80,699,302,131	75,671,844,084	6.64

	From the beginning of the year to the end of current reporting period (January to September)	From the beginning of the preceding year to the end of the equivalent period (January to September)	Variance from equivalent period of last year
		(Restated)	(%)

Net cash flows generated from operating activities	22,366,262,167	21,621,913,163	3.44

	From the beginning of the year to the end of current reporting period (January to September)	From the beginning of the preceding year to the end of the equivalent period (January to September)	Variance from equivalent period of last year
		(Restated)	(%)

Operating Revenue	125,989,106,036	111,411,869,952	13.08
Net profit attributable to shareholders of the Company	1,988,919,775	2,814,363,838	(29.33)
Net profit after deducting non-recurring items attributable to shareholders of the Company	1,763,536,226	1,844,540,871	(4.39)
Return on net assets (weighted average) (%)	2.63	3.86	Decreased by 1.23 percentage points
Basic earnings per share (RMB per share)	0.12	0.19	(36.84)
Diluted earnings per share (RMB per share)	0.12	0.19	(36.84)

Non-recurring items and amounts:

☑ Applicable     ☐Not applicable

(Amounts: In RMB Yuan)

Items	Total amount of Current reporting period (July to September)	Total amount from the beginning of the year to the end of current reporting period (January to September)	Notes

Net gain from disposal of non-current assets	33,239,987	36,569,053
Government grants recognized though profit or loss, excluding those having close relationships with the company and its subsidiaries’ operation and enjoyed in fixed amount or quantity according to uniform national standard	142,403,204	409,048,394
The investment income of derivative financial instruments and other equity instrument investments (excluding effective hedging instruments related to operating activities of the company)	(7,105,788)	154,278
Reversal of doubtful accounts receivable individually tested for impairments	-	2,556,892
Net loss of acquirees under common control before the acquisition date	(10,042,094)	(11,058,303)
Non-operating income and expenses besides items above	(109,551,827)	(95,906,655)
Non-operating income and expenses besides items above mainly include insurance claims, income from written-off payables, fines and expenses relating to restoration on water, electricity and heat supply equipment and property management etc. of the Company and its subsidiaries for the nine months ended 30 September 2018.

Other items recorded in the profit and loss in accordance with the definition of non-recurring items	1,220,914	4,286,637
Other items recorded in the profit and loss in accordance with the definition of non- recurring items mainly include interest income on loans to joint ventures, trusteeship management income for the nine months ended 30 September 2018.

Impact of non-controlling interests (net of tax)	(2,633,880)	(46,709,224)
Impact of income tax	(7,409,154)	(73,557,523)

Total	40,121,362	225,383,549

2.2
Total number of shareholders, ten largest shareholders and shareholding of top ten holders of circulating shares whose shares are not subject to any selling restrictions as at the end of the reporting period

Unit: share

Total number of shareholders	73,842
Top ten holders of shares
Name (in full) of shareholders	Number of shares held at end of reporting period	Percentage (%)	Number of shares held with selling restriction	Status on charges or pledges etc.		Nature of shareholders
				Status of shares	Number
Huaneng International Power Development Corporation	5,066,662,118	33.33	0	Nil	–	State-owned entity
HKSCC Nominees Limited	4,045,751,699	26.62	0	Nil	–	Foreign entity
China Huaneng Group Co., Ltd.	1,555,124,549	10.23	0	Nil	–	State-owned entity
Hebei Construction & Investment Group Co., Ltd.	527,548,946	3.47	0	Nil	–	State-owned entity
China Securities Finance Corporation Limited	492,186,504	3.24	0	Nil	–	State-owned entity
China Hua Neng Group Hong Kong Limited	472,000,000	3.11	0	Nil	–	Foreign entity
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	2.74	0	Nil	–	State-owned entity
Liaoning Energy Investment (Group) Limited Liability Company	362,200,722	2.38	0	Nil	–	State-owned entity
Fujian Investment Development Group Liability Company	355,352,185	2.34	0	Nil	–	State-owned entity
Dalian Municipal Construction Investment Company Limited	301,500,000	1.98	0	Charges	150,750,000	State-owned entity

Top ten holders of circulating shares whose shares are not subject to selling restrictions
Name (in full) of shareholders	Number of shares in circulation without any selling restrictions as at the end of the reporting period	Type and number of shares
		Type	Number
Huaneng International Power Development Corporation	5,066,662,118	RMB denominated ordinary shares	5,066,662,118
HKSCC Nominees Limited	4,045,751,699	Overseas listed foreign invested shares	4,045,751,699
China Huaneng Group Co., Ltd.	1,555,124,549	RMB denominated ordinary shares	1,555,124,549
Hebei Construction & Investment Group Co., Ltd.	527,548,946	RMB denominated ordinary shares	527,548,946
China Securities Finance Corporation Limited	492,186,504	RMB denominated ordinary shares	492,186,504
China Hua Neng Group Hong Kong Limited	472,000,000	Overseas listed foreign invested shares	472,000,000
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	RMB denominated ordinary shares	416,500,000
Liaoning Energy Investment (Group) Limited Liability Company	362,200,722	RMB denominated ordinary shares	362,200,722
Fujian Investment Development Group Limited Liability Company	355,352,185	RMB denominated ordinary shares	355,352,185
Dalian Municipal Construction Investment Company Limited	301,500,000	RMB denominated ordinary shares	301,500,000
Details relating to the related relationship of the above shareholders or the parties acting in concert
Among the above shareholders, China Huaneng Group Co., Ltd., Huaneng International Power Development Corporation and China Hua Neng Group Hong Kong Limited are regarded as parties acting in concert under the “Management Rules on Acquisition of Listing Companies”. The Company is not aware of any related relationship among other shareholders.

Explanatory statement regarding the restored voting rights and shareholdings of holders of preference shares	Not Applicable

2.3
Total number of holders of preference shares, ten largest holders of preference shares and shareholding of top ten holders of preference shares whose shares are not subject to selling restriction as at the end of the reporting period

☐ Applicable     ☑Not applicable

3	SIGNIFICANT EVENTS

3.1	Disclosure as to, and reasons for, material changes in accounting items and financial indices of the Company

☑ Applicable     ☐Not applicable

(a)	Fluctuation analysis of the consolidated balance sheet items

1.	Advances to suppliers as at the end of period increased by 179.80% compared with the end of last year, mainly due to the increase in the prepayment of coal and gas by the Company and its subsidiaries.

2.
Current portion of non-current assets decreased by 79.07% compared with the end of last year, mainly due to the compensation received according to the profit compensation agreement associated with the Acquisition of 2017 from Huaneng Group in April.

3.
Available-for-sale financial assets decreased by 100.00% compared with the end of last year, mainly because the Company and its subsidiaries designated the unlisted equity investments as financial assets measured at fair value through other comprehensive income that are disclosed as other equity instrument investments according to the application of the new financial instrument standards as at January 2018.

4.
Derivative financial assets as at the end of period increased by 46.65% compared with the end of last year, mainly due to the increase in the fair value of the fuel oil swaps and forward exchange contracts held by the Company’s subsidiary, SinoSing Power Pte. Ltd.

5.
Amounts received in advance at the end of period decreased by 100.00% compared with the end of last year, mainly due to the reclassification of amounts received in advance as contract liabilities according to the application of the new revenue standard.

6.	Bond payable as at the end of period increased by 62.42% compared with the end of last year, mainly due to the new issuance of private-placement bonds and medium-term bonds by the Company.

7.
Deferred income as at the end of period decreased by 45.67% compared with the end of last year, mainly due to the partial reclassification of deferred income as other non-current liabilities according to the application of the new revenue standard.

8.	Other equity instruments as at the end of period increased by 97.38% compared with the end of last year, mainly due to the increase of perpetual corporate bonds in the reporting period.

9.
Other comprehensive income as at the end of period increased by 425.10% compared with the end of last year, mainly due to the impact of application of the new financial instrument standards, according to which the other equity investment of the Company is recognized at fair value, and the difference between fair value and the carrying value is recognized as other comprehensive income. In addition, the translation differences of the financial statements of foreign operations from the Company’s subsidiaries, SinoSing Power Pte. Ltd., has increased.

(b)	Fluctuation analysis of the consolidated income statement items

1.
Taxes and surcharges increased by 31.35% compared with the same period of last year, mainly due to the levy of environmental protection tax on the Company and its subsidiaries since 1 January 2018, and expansion of the pilot scope of water resources tax.

2.	Other income increased by 59.78% compared with the same period of last year, mainly due to the government grants on heat provision received by the Company and its subsidiaries.

3.
Investment income decreased by 89.59% compared with the same period of last year, mainly due to the investment income from disposal of stock of China Yangtze Power Co.,Ltd. during the same period of last year while there was no disposal in this reporting period.

4.
Impairment loss increased by 387.22% compared with the same period of last year, mainly due to the recognition of provision for inventory obsolescence of the Company’s subsidiaries, SinoSing Power Pte. Ltd.

5.
Non-operating expenses increased by 192.79% compared with the same period of last year, mainly due to the expenses relating to restoration on water, electricity and heat supply equipment and property management.

(c)	Fluctuation analysis of the cash flow statement items

1.
Net cash outflows used in investment activities decreased by 55.27% compared with the same period of the last year, mainly due to the consideration paid of the acquisition from the parent company in the same period last year.

2.
Net cash flows from financing activities turned from net inflow to net outflow compared with the same period of last year, mainly to less borrowings received but more debt repaid by the Company and its subsidiaries.

3.2	Analysis and description of significant events and their impacts and solutions

☑ Applicable     ☐Not applicable

On 31 July 2018, the Company convened the 14th meeting of the Ninth Session of the Board of Directors for considering and passing the Proposal on appointing the President of the Company. It was agreed that Mr. Zhao Keyu be approved to be the President of the Company. For details, please refer to the relevant announcement published by the Company on the websites of the Shanghai Stock Exchange (www.sse.com.cn) and The Stock Exchange of Hong Kong Limited (www.hkex.com.hk).

On 31 July 2018, Huaneng Shandong Power Generation Limited (“Shandong Company”), a controlled subsidiary of the Company, entered into the “Agreement relating to the transfer of certain equity interests of Huaneng Taishan Power Generation Limited and Huaneng Shandong Power Generation Limited” (the “Transfer Agreement”) with Huaneng Taishan Power Co., Ltd. (“Taishan Power”). Pursuant to the Transfer Agreement, Shandong Company shall acquire from Taishan Power a 15% equity interest in Huaneng Laiwu Power Generation Co., Ltd., an 80% equity interest in Shandong Huaneng Laiwu Thermal Power Co., Ltd., and a 75% equity interest in Shandong Huaneng Liaocheng Thermal Power Co., Ltd. and an 80% equity interest in Shandong Huaneng Laizhou Wind Power Co., Ltd. in consideration of RMB1,800,020,000. For details, please refer to the relevant announcement published by the Company on the websites of the Shanghai Stock Exchange (www.sse.com.cn) and The Stock Exchange of Hong Kong Limited (www.hkex.com.hk).

On 10 September 2018, the Company completed the issuance of the “Public Offering of Corporate Bonds (Second Tranche) of Huaneng Power International, Inc.”. The scale of issuance was RMB5 billion, with 10 year maturity period at a coupon rate of 5.05%. The bonds have been listed on the Shanghai Stock Exchange’s trading market centralized bidding system and fixed-income securities integrated electronic platform on 25 September 2018, and are eligible for trading by qualified investors. For details, please refer to the relevant announcements published by the Company on the websites of the Shanghai Stock Exchange (www.sse.com.cn) and The Stock Exchange of Hong Kong Limited (www.hkex.com.hk).

On 27 September 2018, the Company completed the “Yingda-HPI Infrastructure Debt Investment Plan” established in cooperation with Yingda Insurance Asset Management Co., Ltd. The debt investment plan raised RMB5 billion without any maturity period. The funds raised were used for the debt replacement and working capital supplement of the Company’s wholly-owned subsidiary Huaneng Yunnan Diandong Energy Co., Ltd. and Yunnan Diandong Yuwang Energy Co., Ltd..

On 15 October 2018, the Company completed the registration and custody procedures for the non-public issuance of new A Shares. Under this issuance, 497,709,919 shares were issued and the issuance price per share was RMB6.55, and the total amount of funds raised was RMB3,259,999,969.45. After the completion of the issuance, the Company’s total share capital was changed from 15,200,383,440 shares to 15,698,093,359 shares. The newly issued shares under this issuance are restricted shares, and may not be transferred within 12 months from the date of completion of the issuance. These shares can be listed and traded on the Shanghai Stock Exchange on the next trading day after the expiration of the moratorium. For details, please refer to the relevant announcements published by the Company on the websites of the Shanghai Stock Exchange (www.sse.com.cn) and The Stock Exchange of Hong Kong Limited (www.hkex.com.hk).

3.3	Undertaking not performed in time during the reporting period

☐ Applicable     ☑Not applicable

3.4
Warnings on any potential loss in accumulated net profit for the period from the beginning of the year to the end of next reporting period or any material changes from the corresponding period last year and the reasons therefor

☐ Applicable     ☑Not applicable

By Order of the Board
Huaneng Power International, Inc.
Cao Peixi
Chairman

As at the date of this announcement, the Directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
24 October 2018

APPENDIX

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY BALANCE SHEETS (PRC GAAP)
AS AT 30 SEPTEMBER 2018

Amounts: In RMB Yuan

	30 September 2018	31 December 2017	1 January 2017	30 September 2018	31 December 2017	1 January 2017
ASSETS	Consolidated	Consolidated	Consolidated	The Company	The Company	The Company
		(Restated)	(Restated)

CURRENT ASSETS
Cash	13,639,500,830	9,478,168,207	10,285,148,504	1,660,917,097	964,339,620	2,438,373,674
Derivative financial assets	380,937,015	258,364,034	278,601,988	–	–	–
Notes receivable and accounts receivable	24,690,302,739	25,700,320,489	20,002,528,565	5,507,421,742	5,948,976,981	4,838,651,485
Advances to suppliers	1,590,778,575	568,549,484	984,814,004	272,967,246	87,901,640	75,756,845
Other receivables	1,434,611,519	1,646,962,984	5,400,380,448	4,290,964,825	4,800,372,767	3,964,903,965
Inventories	9,012,769,992	7,405,089,743	8,067,053,712	2,727,117,906	2,091,518,740	2,473,285,313
Current portion of non-current assets	162,815,335	778,035,398	136,304,055	–	615,013,100	–
Other current assets	2,568,146,519	2,946,321,075	3,217,349,141	4,812,284,837	2,509,510,164	7,710,006,668

Total current assets	53,479,862,524	48,781,811,414	48,372,180,417	19,271,673,653	17,017,633,012	21,500,977,950

NON-CURRENT ASSETS
Available-for-sale financial assets	—	1,654,993,313	3,560,927,756	—	1,623,701,890	3,443,356,690
Derivative financial assets	110,470,437	75,327,909	99,720,835	–	–	–
Long-term receivables	1,324,882,365	1,256,564,877	1,274,606,086	–	–	–
Long-term equity investment	19,208,565,735	19,317,253,856	19,715,293,180	81,337,797,024	78,449,401,546	68,855,107,466
Other equity instrument investments	2,081,016,675	—	—	2,050,296,296	—	—
Investment property	214,902,868	217,406,328	–	153,692,220	145,547,610	–
Fixed assets	241,608,212,698	248,268,371,470	248,075,793,970	50,235,252,995	53,078,342,161	56,158,529,806
Construction-in-progress	29,127,188,969	28,348,736,518	29,943,929,324	1,765,291,663	1,237,221,119	1,408,224,003
Intangible assets	13,934,395,903	13,921,443,998	14,305,871,513	1,538,957,607	1,584,889,039	1,584,581,218
Goodwill	12,477,399,012	12,156,415,599	11,975,592,060	–	–	–
Long-term deferred expenses	295,567,524	279,799,331	249,000,788	36,511,533	43,266,023	46,790,195
Deferred income tax assets	2,791,862,811	3,010,786,848	2,469,725,035	429,757,437	595,769,499	286,268,222
Other non-current assets	5,255,097,949	5,062,170,138	3,064,270,239	25,149,731,347	21,072,067,165	15,820,081,996

Total non-current assets	328,429,562,946	333,569,270,185	334,734,730,786	162,697,288,122	157,830,206,052	147,602,939,596

TOTAL ASSETS	381,909,425,470	382,351,081,599	383,106,911,203	181,968,961,775	174,847,839,064	169,103,917,546

	30 September 2018	31 December 2017	1 January 2017	30 September 2018	31 December 2017	1 January 2017
LIABILITIES AND SHAREHOLDERS’ EQUITY	Consolidated	Consolidated	Consolidated	The Company	The Company	The Company
		(Restated)	(Restated)

CURRENT LIABILITIES
Short-term loans	55,677,761,053	81,015,348,397	68,569,074,146	20,415,000,000	41,555,000,000	31,430,000,000
Derivative financial liabilities	28,047,706	62,178,473	133,569,473	7,154,368	–	–
Notes payable and accounts payable	14,915,611,160	15,653,690,854	15,417,486,310	3,394,544,611	4,093,069,521	3,820,923,543
Advances from customers	–	1,559,546,899	1,334,367,515	–	222,230,441	206,609,998
Contract liabilities	775,532,610	—	—	48,355,520	—	—
Salary and welfare payables	599,755,230	583,586,021	491,225,753	140,957,817	123,865,509	105,223,975
Taxes payable	1,029,728,615	1,326,055,740	1,440,636,156	127,779,054	234,223,261	287,379,395
Other payables	19,489,976,761	22,591,158,922	22,949,841,840	2,519,248,878	2,652,557,363	2,754,348,852
Current portion of non-current liabilities	25,468,857,946	23,169,645,760	18,853,779,602	8,188,683,468	6,079,364,238	4,723,645,624
Other current liabilities	11,144,935,032	11,562,096,451	27,702,338,323	10,888,854,746	11,301,787,908	27,619,922,750

Total current liabilities	129,130,206,113	157,523,307,517	156,892,319,118	45,730,578,462	66,262,098,241	70,948,054,137

NON-CURRENT LIABILITIES
Long-term loans	120,824,804,609	108,024,612,243	98,022,559,689	27,781,612,825	14,734,234,038	6,694,726,348
Derivative financial liabilities	66,874,059	148,486,474	201,169,168	–	22,283,372	69,903,969
Bonds payable	25,976,765,910	15,993,832,849	12,182,970,926	25,976,765,910	15,993,832,849	12,182,970,926
Long-term payables	2,075,176,714	1,888,130,671	2,044,011,096	189,755,759	124,159,741	108,988,189
Long-term employee benefits payable	75,811,178	77,234,075	90,779,296	8,073	91,756	172,440
Provision	–	52,444,000	52,444,000	–	–	–
Deferred income	2,286,910,837	4,208,962,135	3,958,797,777	1,284,005,321	1,706,715,449	1,857,343,895
Deferred income tax liabilities	1,256,245,596	1,288,167,007	1,429,859,071	–	–	–
Other non-current liabilities	1,877,505,390	–	–	293,044,853	–	–

Total non-current liabilities	154,440,094,293	131,681,869,454	117,982,591,023	55,525,192,741	32,581,317,205	20,914,105,767

TOTAL LIABILITIES	283,570,300,406	289,205,176,971	274,874,910,141	101,255,771,203	98,843,415,446	91,862,159,904

	30 September 2018	31 December 2017	1 January 2017	30 September 2018	31 December 2017	1 January 2017
LIABILITIES AND SHAREHOLDERS’ EQUITY (CONTINUED)	Consolidated	Consolidated	Consolidated	The Company	The Company	The Company
		(Restated)	(Restated)

SHAREHOLDERS’ EQUITY
Share capital	15,200,383,440	15,200,383,440	15,200,383,440	15,200,383,440	15,200,383,440	15,200,383,440
Other equity instruments	10,004,150,000	5,068,550,000	–	10,004,150,000	5,068,550,000	–
Including: perpetual corporate bonds	10,004,150,000	5,068,550,000	–	10,004,150,000	5,068,550,000	–
Capital surplus	14,841,231,176	15,638,503,290	30,217,423,890	9,719,949,186	9,800,492,401	17,017,744,278
Other comprehensive income	756,235,569	144,016,443	700,733,756	766,630,667	682,421,788	1,379,475,802
Special reserves	68,483,662	55,773,505	51,427,080	55,011,391	46,714,256	41,537,274
Surplus reserves	8,186,274,738	8,186,274,738	8,186,274,738	8,186,274,738	8,186,274,738	8,186,274,738
Undistributed profits	31,642,543,546	31,378,342,668	34,155,269,626	36,780,791,150	37,019,586,995	35,416,342,110

Shareholders’ equity attributable to shareholders of the Company	80,699,302,131	75,671,844,084	88,511,512,530	80,713,190,572	76,004,423,618	77,241,757,642
Non-controlling interests	17,639,822,933	17,474,060,544	19,720,488,532	—	—	—

Total shareholders’ equity	98,339,125,064	93,145,904,628	108,232,001,062	80,713,190,572	76,004,423,618	77,241,757,642

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	381,909,425,470	382,351,081,599	383,106,911,203	181,968,961,775	174,847,839,064	169,103,917,546

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Huang Lixin	Li Yinghui

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY INCOME STATEMENTS
(PRC GAAP)
FOR THIRD QUARTER ENDED 30 SEPTEMBER 2018

Amounts: In RMB Yuan

	For the	For the	For the	For the
	quarter ended	quarter ended	quarter ended	quarter ended
	30 September	30 September	30 September	30 September
	2018	2017	2018	2017
	Consolidated	Consolidated	The Company	The Company
		(Restated)

Operating revenue	43,302,178,022	39,750,398,081	13,228,956,019	12,866,107,321
Less: Operating cost	38,460,248,891	34,565,747,524	11,591,064,252	10,833,075,975
Taxes and surcharges	494,164,856	395,181,026	154,692,521	153,838,922
Selling expenses	8,939,940	3,934,783	1,889,675	889,930
General and administrative expenses	945,378,924	956,190,361	387,479,194	414,996,170
Research and development expenses	2,165,003	2,876,948	1,615,283	2,100,330
Financial expenses, net	2,726,204,470	2,439,018,448	1,206,401,634	951,859,668
Including: Interest expenses	2,714,697,524	2,580,389,665	1,137,759,916	1,068,334,146
Interest income	(61,015,187)	(52,630,908)	(12,417,969)	(10,329,919)
Impairment loss	174,039,799	34,774,787	(81,183)	–
Credit loss	1,465,805	—	–	—
Add: Other income	132,621,770	103,061,655	43,023,124	42,213,655
Investment (loss)/income	(228,686,868)	1,326,969,685	584,091,449	2,755,464,821
Including: investment (loss)/income from associates and joint ventures	(229,517,994)	304,704,322	83,477,428	244,956,276
(Loss)/gain from changes in fair value	(6,758,636)	3,034,268	–	–
Gain on disposal of assets	34,784,756	639,972	–	203,968

Operating profit	421,531,356	2,786,379,784	513,009,216	3,307,228,770
Add: Non-operating income	8,861,677	42,318,127	2,512,652	15,834,607
Less: Non-operating expenses	119,285,767	33,599,063	39,439,097	3,448,790

Profit before taxation	311,107,266	2,795,098,848	476,082,771	3,319,614,587
Less: Income tax expense	286,411,151	561,077,995	44,140,852	217,204,202

Net profit	24,696,115	2,234,020,853	431,941,919	3,102,410,385
Including: Net loss of acquirees under common control before the acquisition date	(10,042,094)	(73,484,883)	—	—

(1) Classification according to the continuity of operation
Continuous operating net profit	24,696,115	2,234,020,853	431,941,919	3,102,410,385

(2) Classification according to ownership
Attributable to
– Equity holders of the Company	(131,990,802)	2,034,910,974	431,941,919	3,102,410,385
– Non-controlling interests	156,686,917	199,109,879	—	—

	For the	For the	For the	For the
	quarter ended	quarter ended	quarter ended	quarter ended
	30 September	30 September	30 September	30 September
	2018	2017	2018	2017
	Consolidated	Consolidated	The Company	The Company
		(Restated)

Earnings per share (based on the net profit attributable to shareholders of the Company)
(expressed in RMB per share)
– Basic earnings per share	(0.01)	0.13	—	—
– Diluted earnings per share	(0.01)	0.13	—	—

Other comprehensive income/(loss), net of tax	459,023,674	(578,262,018)	(53,417,682)	(657,716,026)

Other comprehensive income/(loss), net of tax, attributable to shareholders of the Company	454,487,574	(569,864,356)	(53,417,682)	(657,716,026)

(a) Items that will not be reclassified to profit or loss:
Including:
Fair value changes of other equity instrument investments	108,131	—	–	—
Share of other comprehensive loss of investees accounted for under the equity method (non-recycling)	(90,358,323)	—	(90,358,323)	—

(b) Items that may be reclassified subsequently to profit or loss:
Including:
Share of other comprehensive income of investees accounted for under the equity method (recycling)	36,516,250	118,698,366	36,516,250	118,698,366
Fair value changes of available-for-sale financial assets	—	(11,779,605)	—	(11,932,217)
Effective portion of cash flow hedges	(3,128,954)	183,045,911	424,391	6,174,565
Translation differences of the financial statements of foreign operations	511,350,470	(89,172,288)	–	–
Gain on disposal of available-for-sale financial assets reclassified to profit or loss	—	(770,656,740)	—	(770,656,740)

Other comprehensive income/(loss), net of tax, attributable to non-controlling interests	4,536,100	(8,397,662)	—	—

Total comprehensive income	483,719,789	1,655,758,835	378,524,237	2,444,694,359

Attributable to
– Equity holders of the Company	322,496,772	1,465,046,618	378,524,237	2,444,694,359
– Non-controlling interests	161,223,017	190,712,217	—	—

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Huang Lixin	Li Yinghui

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY INCOME STATEMENTS
(PRC GAAP)
FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2018

Amounts: In RMB Yuan

	For the	For the	For the	For the
	nine months ended	nine months ended	nine months ended	nine months ended
	30 September	30 September	30 September	30 September
	2018	2017	2018	2017
	Consolidated	Consolidated	The Company	The Company
		(Restated)

Operating revenue	125,989,106,036	111,411,869,952	38,618,596,512	34,619,509,178
Less: Operating cost	110,237,978,214	98,004,096,918	33,683,937,653	29,860,140,327
Taxes and surcharges	1,385,542,542	1,054,855,294	447,801,483	389,660,375
Selling expenses	22,592,907	10,282,723	14,112,924	3,140,126
General and administrative expenses	2,806,354,171	2,755,075,506	1,217,188,855	1,219,733,008
Research and development expenses	6,606,056	20,254,496	5,364,402	17,038,810
Financial expenses, net	7,874,578,712	7,005,114,842	3,310,396,193	2,694,527,288
Including: Interest expenses	7,897,044,262	7,286,314,684	3,243,984,616	2,891,627,230
Interest income	(170,053,883)	(148,603,447)	(33,156,057)	(29,006,964)
Impairment loss	173,790,558	35,670,190	88,038	–
Credit loss	3,243,755	—	–	—
Add: Other income	406,147,190	254,186,634	133,296,923	131,384,425
Investment income	168,632,119	1,619,464,221	1,631,575,875	4,763,604,749
Including: investment income from associates and joint ventures	156,790,755	477,493,260	383,940,460	347,661,206
Loss from changes in fair value	(8,246,198)	(3,339,395)	–	–
Gain on disposal of assets	36,705,661	784,017	–	203,968

Operating profit	4,081,657,893	4,397,615,460	1,704,579,762	5,330,462,386
Add: Non-operating income	64,542,703	134,366,287	15,467,489	46,390,048
Less: Non-operating expenses	157,684,763	53,856,399	45,445,407	9,635,477

Profit before taxation	3,988,515,833	4,478,125,348	1,674,601,844	5,367,216,957
Less: Income tax expense	1,179,466,674	1,261,067,317	188,678,789	394,676,484

Net profit	2,809,049,159	3,217,058,031	1,485,923,055	4,972,540,473
Including: Net loss of acquirees under common control before the acquisition date	(11,058,303)	(127,607,605)	—	—

(1) Classification according to the continuity of operation
Continuous operating net profit	2,809,049,159	3,217,058,031	1,485,923,055	4,972,540,473

(2) Classification according to ownership
Attributable to
– Equity holders of the Company	1,988,919,775	2,814,363,838	1,485,923,055	4,972,540,473

	For the	For the	For the	For the
	nine months ended	nine months ended	nine months ended	nine months ended
	30 September	30 September	30 September	30 September
	2018	2017	2018	2017
	Consolidated	Consolidated	The Company	The Company
		(Restated)

– Non-controlling interests	820,129,384	402,694,193	—	—

Earnings per share (based on the net profit attributable to shareholders of the Company)
(expressed in RMB per share)
– Basic earnings per share	0.12	0.19	—	—
– Diluted earnings per share	0.12	0.19	—	—

Other comprehensive income/(loss), net of tax	277,134,229	(254,192,564)	(235,736,926)	(346,143,969)
Other comprehensive income/(loss), net of tax, attributable to shareholders of the Company	292,273,321	(241,112,477)	(235,736,926)	(346,143,969)

(a) Items that will not be reclassified to profit or loss:
Including:
Fair value changes of other equity instrument investments	(413,512)	—	–	—
Share of other comprehensive loss of investees accounted for under the equity method (non-recycling)	(136,405,528)	—	(136,405,528)	—

(b) Items that may be reclassified subsequently to profit or loss:
Including:
Share of other comprehensive (loss)/income of investees accounted for under the equity method (recycling)	(110,678,151)	115,124,359	(110,678,151)	115,124,359
Fair value changes of available-for-sale financial assets	—	281,886,325	—	281,378,983
Effective portion of cash flow hedges	222,233,496	(65,406,478)	11,346,753	28,009,429
Translation differences of the financial statements of foreign operations	317,537,016	197,940,057	–	–
Gain on disposal of available-for-sale financial assets reclassified to profit or loss	—	(770,656,740)	—	(770,656,740)

Other comprehensive loss, net of tax, attributable to non- controlling interests	(15,139,092)	(13,080,087)	—	—

Total comprehensive income	3,086,183,388	2,962,865,467	1,250,186,129	4,626,396,504

Attributable to
– Equity holders of the Company	2,281,193,096	2,573,251,361	1,250,186,129	4,626,396,504
– Non-controlling interests	804,990,292	389,614,106	—	—

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Huang Lixin	Li Yinghui

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY CASH FLOW STATEMENTS (PRC GAAP)
FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2018

Amounts: In RMB Yuan

	For the nine	For the nine	For the nine	For the nine
	months ended	months ended	months ended	months ended
	30 September	30 September	30 September	30 September
	2018	2017	2018	2017
Items	Consolidated	Consolidated	The Company	The Company
		(Restated)

Cash flows generated from operating activities
Cash received from sales of goods and services rendered	141,172,776,353	124,104,090,442	45,175,111,990	39,492,619,642
Cash received from return of taxes and fees	52,263,706	90,229,745	1,653,109	6,586,976
Other cash received relating to operating activities	711,771,667	933,456,999	217,649,119	165,789,841

Sub-total of cash inflows of operating activities	141,936,811,726	125,127,777,186	45,394,414,218	39,664,996,459

Cash paid for goods and services received	102,947,674,717	87,772,876,380	35,143,184,152	29,250,961,305
Cash paid to and on behalf of employees	7,454,678,252	7,121,792,157	2,451,681,383	2,175,657,461
Payments of taxes	7,801,923,323	7,309,313,091	2,406,414,023	2,676,165,535
Other cash paid relating to operating activities	1,366,273,267	1,301,882,395	363,103,924	783,702,767

Sub-total of cash outflows of operating activities	119,570,549,559	103,505,864,023	40,364,383,482	34,886,487,068

Net cash flows generated from operating activities	22,366,262,167	21,621,913,163	5,030,030,736	4,778,509,391

Cash flows generated from investing activities
Cash received from withdrawal of investment	–	2,138,555,346	–	4,116,863,244
Cash received on investment income	486,785,030	942,815,430	1,931,765,666	2,253,302,721
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	212,049,543	60,312,456	26,718,720	16,057,689
Net cash received from disposal of subsidiaries	–	146,088,940	—	—
Other cash received relating to investing activities	680,299,213	60,123,484	615,013,100	–

Sub-total of cash inflows of investing activities	1,379,133,786	3,347,895,656	2,573,497,486	6,386,223,654

Cash paid for acquiring fixed assets, intangible assets and other long-term assets	11,809,234,811	16,103,997,959	1,156,562,026	1,490,520,875
Cash paid for investments	661,340,959	236,731,024	9,139,203,885	17,186,899,547
Net cash paid for acquiring subsidiaries	586,680,000	13,128,687,002	—	—
Other cash paid relating to investing activities	9,580,363	8,094,556	–	–

	For the nine	For the nine	For the nine	For the nine
	months ended	months ended	months ended	months ended
	30 September	30 September	30 September	30 September
	2018	2017	2018	2017
Items	Consolidated	Consolidated	The Company	The Company
		(Restated)

Sub-total of cash outflows of investing activities	13,066,836,133	29,477,510,541	10,295,765,911	18,677,420,422

Net cash flows used in investing activities	(11,687,702,347)	(26,129,614,885)	(7,722,268,425)	(12,291,196,768)

Cash flows generated from financing activities
Cash received from investments	5,634,728,401	5,607,648,761	5,000,000,000	4,999,950,000
Including: cash received from non-controlling interests of subsidiaries	634,728,401	607,698,761	—	—
Cash received from borrowings	81,676,536,486	103,699,539,626	37,709,200,000	56,546,550,000
Cash received from issuance of bonds and short-term bonds	42,500,000,000	25,488,679,245	42,500,000,000	25,488,679,245
Other cash received relating to financing activities	139,024,031	439,647,821	14,016,905	62,738,029

Sub-total of cash inflows of financing activities	129,950,288,918	135,235,515,453	85,223,216,905	87,097,917,274

Repayments of borrowings	124,862,766,769	110,687,328,227	76,785,311,636	69,255,132,311
Payments for dividends, profit or interest expense	10,950,204,778	13,099,034,145	4,956,056,462	7,096,396,982
Including: dividends paid to non-controlling interests of subsidiaries	926,161,606	1,167,602,250	—	—
Other cash paid relating to financing activities	661,603,241	709,730,334	81,056,338	101,671,414

Sub-total of cash outflows of financing activities	136,474,574,788	124,496,092,706	81,822,424,436	76,453,200,707

Net cash flows (used in)/generated from financing activities	(6,524,285,870)	10,739,422,747	3,400,792,469	10,644,716,567

Effect of exchange rate fluctuations on cash held	28,705,915	18,843,148	68,782	(40,847)

Net increase in cash	4,182,979,865	6,250,564,173	708,623,562	3,131,988,343
Add: cash at beginning of period	9,395,734,688	10,193,045,206	942,143,443	2,415,460,603

Cash at end of period	13,578,714,553	16,443,609,379	1,650,767,005	5,547,448,946

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Huang Lixin	Li Yinghui

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     October 24, 2018